Filed by Breeze Holdings Acquisition Corp.

pursuant to Rule 425 under the Securities Act of 1933,

as amended and deemed filed pursuant to

Rule 14a-12 under the Securities Exchange Act of 1934,

as amended

Subject Company: Breeze Holdings Acquisition Corp.

(Commission File No. 001- 39718)

Date: January 22, 2024

True Velocity, FN America Approaching Launch of Conversion Kits for M240

‘Switch Barrel’ capability allows standard M240 machine guns to accommodate True Velocity’s 6.8TVCM cartridge, extending range and reducing ammunition weight

GARLAND, Texas (January 22, 2024) – Less than nine months after announcing a strategic development partnership, Texas-based advanced technology company True Velocity and FN America, global leader in the development and manufacture of high-quality, reliable firearms and other technologies for military customers, announced today their efforts to produce a 6.8TVCM conversion kit for existing M240 machine guns are nearing completion, with availability for defense procurement expected as soon as Q4 2024.

The two companies said that extensive, rigorous evaluation of the “switch-barrel” capability is nearly finished and that manufacturing plans are underway. True Velocity and FN commenced a First Article Test of the conversion kit at FN’s Columbia, S.C., facility on May 8, 2023, requiring more than 30,000 rounds of True Velocity’s proprietary 6.8TVCM cartridge to be fired through the M240 platform over several months.

The “switch-barrel” conversion kit allows existing M240 machine guns initially chambered for the 7.62x51mm NATO cartridge to convert to True Velocity’s advanced 6.8TVCM composite-cased cartridge with only minor modifications, including a barrel change. Results of the evaluation indicate that the conversion of the M240 from the standard, brass-cased 7.62x51mm cartridge to the advanced 6.8TVCM composite-cased cartridge results in as much as a 50 percent increase in effective range and reduces ammunition weight by approximately 30 percent, with minimal modification to the weapon.

The U.S. Army has tested more than 700,000 rounds of True Velocity’s 6.8TVCM cartridge, and results indicate that the cartridge meets or exceeds Army requirements, including the expanded temperature range testing and obstructed bore testing.

“The combination of True Velocity’s commitment to innovation and FN’s industry-leading experience in designing, developing and producing some of the world’s most prolific, dependable and innovative machine guns is a powerful statement,” said True Velocity Chairman and CEO Kevin Boscamp. “The results of our independent ’switch-barrel’ development efforts not only demonstrate that our warfighters will be more accurate, more effective and more lethal on the battlefield because of this technology, but they also indicate our ability to extend this capability to additional weapon systems, like the FN MK 48, the M110 and the M134. We’re just getting started.”

“The M240 machine gun is the renowned and proven general-purpose machine gun platform in the world and has been in service globally since it was introduced. Our efforts to continually adapt the platform have resulted in innovations like the titanium receiver of the M240L, significantly reducing weight by 5.5 pounds, shorter barrel configurations, lighter-weight bipods and buttstocks, along with other advancements,” said Mark Cherpes, President and CEO of FN America, LLC. “This next innovation leap with the 6.8TVCM ’switch-barrel’ conversion kit, in partnership with True Velocity, proves that the M240 platform is futureproof and ready for the next generation of warfighters.”

FN America is the designer and preeminent manufacturer of the M240 machine gun, which is currently fielded by all branches of the United States military. The M240 is the American version of the FN MAG® manufactured by FN Herstal and used in more than 80 countries worldwide. The weapon system is capable of a cyclic rate of between 600-900 rounds per minute, depending upon which variant of the M240 is being fired.

True Velocity and FN America intend to market the M240 conversion kit and composite-cased 6.8TVCM ammunition to the U.S. and Allied militaries and have participated in multiple military live-fire demonstrations displaying the enhanced capability.

For more information on the True Velocity “switch-barrel” capability, visit: Next Generation Squad Weapons | 6.8mm TVCM “Switch-Barrel” Capability (youtube.com)

For military sales inquiries, please contact True Velocity Executive Vice President of Sales and Business Development Kevin Sims at ksims@tvammo.com.

About True Velocity and its Proposed Business Combination with Breeze Holdings

True Velocity is an advanced technology and composite manufacturing company based in Garland, Texas. Founded in 2010, True Velocity has approximately 250 patents pending or issued surrounding its products, technology and manufacturing processes. True Velocity is focused on revolutionizing the ammunition industry through the use of composite materials. True Velocity products are manufactured in the U.S. in a state-of-the-art, 66,000-square-foot facility. True Velocity’s proprietary composite cartridge is designed to provide significant logistical advantages over traditional brass-cased ammunition and give end users unmatched accuracy, repeatability, and reliability, all in a light-weight cartridge.

For more information, visit tvammo.com.

As previously announced on November 1, 2022, TV Ammo, Inc. (“True Velocity”) entered into a business combination agreement with Breeze Holdings Acquisition Corp. (“Breeze Holdings”) (NASDAQ: BREZ), a publicly traded special purpose acquisition company, pursuant to which a newly formed wholly owned subsidiary of Breeze Holdings will merge with and into True Velocity, with True Velocity surviving as a wholly owned subsidiary of Breeze Holdings. Upon closing of the transaction, Breeze Holdings will be renamed “True Velocity, Inc.” and its common stock is expected to trade on the Nasdaq Capital Market. The transaction is expected to close in the first half of 2024, subject to the satisfaction of customary closing conditions, including certain regulatory and shareholder approvals.

About FN America

FN America, LLC, the U.S. subsidiary of Belgium-based FN Herstal, S.A. provides U.S. military, law enforcement, and commercial customers with a complete range of state-of-the-art, groundbreaking solutions developed around small caliber firearms and associated ammunition under the FN brand name.

FN Herstal is the Defense & Security entity of Herstal Group that also includes a Hunting & Sports Shooting entity (Browning and Winchester Firearms* brand names) and operates globally.

FN product lines include portable firearms, less lethal systems, integrated weapon systems for air, land, and sea applications, remote weapon stations, small-caliber ammunition, as well as modern and cutting-edge solutions to provide enhanced combat, logistics, maintenance, and communication capabilities.

In addition to FN America – headquartered in McLean, VA, with manufacturing operations in Columbia, SC –, FN Herstal is the parent company of FNH UK in the UK and Noptel (optoelectronics) in Finland.

For more information on FN’s latest products, visit us at www.fnamerica.com or follow us on Facebook, Twitter, and Instagram.

*Winchester Firearms is a registered trademark owned by the Olin Corporation.

About Breeze Holdings Acquisition Corp.

Breeze Holdings is a blank check company organized for the purpose of effecting a merger, share exchange, asset acquisition, stock purchase, recapitalization, reorganization, or other similar business combinations with one or more businesses or entities.

Additional Information and Where to Find It

This press release relates to a proposed business combination transaction involving Breeze Holdings and True Velocity. In connection with the proposed transaction, Breeze Holdings intends to file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a proxy statement of Breeze Holdings and that also will constitute a prospectus of True Velocity, Inc. with respect to the shares of True Velocity, Inc. common stock to be issued in the proposed transaction (the “Proxy Statement/Prospectus”). This document is not a substitute for the Proxy Statement/Prospectus. The definitive Proxy Statement/Prospectus (if and when available) will be delivered to Breeze Holdings’ and True Velocity’s stockholders. Breeze Holdings may also file other relevant documents regarding the proposed transaction with the SEC. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF BREEZE HOLDINGS AND TRUE VELOCITY AND OTHER INTERESTED PARTIES ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, INCLUDING ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT BREEZE HOLDINGS, TRUE VELOCITY, THE PROPOSED TRANSACTION AND RELATED MATTERS.

Investors and security holders of Breeze Holdings and True Velocity may obtain free copies of the Registration Statement and Proxy Statement/Prospectus (if and when available) and other documents that are filed or will be filed with the SEC by Breeze Holdings through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by Breeze Holdings will be available free of charge at Breeze Holdings Acquisition Corp., 955 W. John Carpenter Fwy., Suite 100-929, Irving, TX 75039, attention: J. Douglas Ramsey.

Participants in the Solicitation

Breeze Holdings, True Velocity and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Breeze Holdings and True Velocity in respect of the proposed transaction. Information about Breeze Holdings’ directors and executive officers and their ownership of Breeze Holdings common stock is set forth in Breeze Holdings’ filings with the SEC, including its Annual Report on Form 10-K for the year ended December 31, 2022 filed with the SEC on March 31, 2023 (the “Annual Report”). To the extent that holdings of Breeze Holdings’ securities have changed since the amounts included in the Annual Report, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Proxy Statement/Prospectus and other relevant materials to be filed with the SEC in respect of the proposed transaction when they become available. You may obtain free copies of these documents as described in the preceding paragraph.

Cautionary Note Regarding Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, including, among other things, statements regarding the anticipated benefits and impact of the proposed transaction on the combined company’s business and future financial and operating results, the anticipated timing of closing of the proposed transaction, the anticipated growth of the industries and markets in which True Velocity competes, the success and customer acceptance of True Velocity’s product and service offerings and other aspects of True Velocity’s operations, plans, objectives, opportunities, expectations or operating results, the expected ownership structure of the combined company and the likelihood and ability of the parties to successfully consummate the proposed transaction. Words such as “may,” “should,” “will,” “believe,” “expect,” “anticipate,” “intend,” “estimated,” “target,” “project,” and similar phrases or words of similar meaning that denote future expectations or intent regarding the combined company’s financial results, operations and other matters are intended to identify forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. Such forward-looking statements are based upon the current beliefs and expectations of management and are inherently subject to significant business, economic and competitive risks, uncertainties and other factors, both known and unknown, which are difficult to predict and generally beyond our control and that may cause actual results and the timing of future events to differ materially from the results and timing of future events anticipated by the forward-looking statements in this press release, including but not limited to: (i) the ability of the parties to complete the proposed transaction within the time frame anticipated or at all, which may adversely impact the price of Breeze Holdings’ securities; (ii) the failure to realize the anticipated benefits of the proposed transaction or those benefits taking longer than anticipated to be realized; (iii) the risk that the proposed transaction may not be completed by Breeze Holdings’ business combination deadline and the potential failure to obtain further extensions of the business combination deadline if sought by Breeze Holdings; (iv) the failure to satisfy the conditions to the consummation of the proposed transaction, including the adoption of the definitive merger agreement by the stockholders of Breeze Holdings or True Velocity, the satisfaction of the minimum cash amount following redemptions by the public stockholders of Breeze Holdings, the receipt of any required governmental or regulatory approvals or the failure to meet the Nasdaq listing standards in connection with the closing of the proposed transaction; (v) the lack of a third party valuation in determining whether or not to pursue the proposed transaction; (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the definitive merger agreement; (vii) the impact of the COVID-19 pandemic or related governmental or regulatory orders; (viii) the effect of the announcement or pendency of the proposed transaction on True Velocity’s business relationships, performance and business generally; (ix) risks that the proposed transaction disrupts current plans and operations of True Velocity and any potential difficulties in True Velocity employee retention as a result of the proposed transaction; (x) the outcome of any legal proceedings that may be instituted against True Velocity or Breeze Holdings related to the definitive merger agreement or the proposed transaction or any product liability or regulatory lawsuits or proceedings relating to True Velocity’s products or services; (xi) the ability to maintain the listing of Breeze Holdings’ (and after the closing of the proposed transaction, True Velocity, Inc.’s) securities on the Nasdaq Capital Market; (xii) potential volatility in the price of Breeze Holdings’ securities due to a variety of factors, including changes in the competitive and highly regulated industries in which True Velocity operates, variations in performance across competitors, changes in laws and regulations affecting True Velocity’s business, and changes in the combined company’s capital structure; (xiii) the ability to implement business plans, identify and realize additional opportunities and achieve forecasts and other expectations after the completion of the proposed transaction; (xiv) the risk of downturns and the possibility of rapid change in the highly competitive industries in which True Velocity operates or the markets that True Velocity targets; (xv) the inability of True Velocity and its current and future collaborators to successfully develop and commercialize True Velocity’s products and services in the expected time frame or at all; (xvi) the risk that the combined company may never achieve or sustain profitability or may need to raise additional capital to execute its business plan, which may not be available on acceptable terms or at all; and (xvii) the costs of the proposed transaction. The forward-looking statements contained in this press release are also subject to additional risks, uncertainties and factors, including those described in Breeze Holdings’ most recent Annual Report on Form 10-K and Quarterly Reports on Form 10-Q and other documents filed or to be filed with the SEC by Breeze Holdings from time to time. You are cautioned not to place undue reliance on forward-looking statements as a predictor of future performance as projected financial information and other information are based on estimates and assumptions that are inherently subject to various significant risks, uncertainties and other factors, many of which are beyond our control. The forward-looking statements included in this press release are made only as of the date hereof, and we disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date hereof. Forecasts and estimates regarding True Velocity’s industry and end markets are based on sources we believe to be reliable, however there can be no assurance these forecasts and estimates will prove accurate in whole or in part. Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.

No Offer or Solicitation

This press release is for informational purposes only and is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or to buy any securities or a solicitation of any proxy, consent, vote or approval with respect to any securities in respect of the proposed transaction and is not a substitute for the Proxy Statement/Prospectus or any other document that Breeze Holdings may file with the SEC or send to Breeze Holdings’ or True Velocity’s stockholders in connection with the proposed transaction. No offer, sale, issuance or transfer of securities shall be made in any jurisdiction in which such offer, sale, issuance or transfer would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Contacts:

True Velocity

Pat Hogan

Executive Vice President of Corporate Communications

(770) 500-0279

press@tvammo.com

FN America

Jim Williams

Vice President, Military Programs

Jim.Williams@fnamerica.com

Breeze Holdings Acquisition Corp.

Investor Relations

Cody Slach and Cody Cree

Gateway Group

BREZ@gateway-grp.com

(949) 574-3860

7